Exhibit 99.1

Press Release

Sanofi completes acquisition of Blueprint Medicines

Paris, July 18, 2025. Sanofi today announces the completion of its acquisition of Blueprint Medicines Corporation (Blueprint), adding to its portfolio a commercialized medicine, a promising pipeline, and the expertise of a company specializing in systemic mastocytosis (SM), a rare immunological disease, and other KIT-driven diseases.

In addition, the acquisition of Blueprint brings Sanofi an established presence among allergists, dermatologists, and immunologists which is expected to enhance Sanofi’s ability to advance its growing immunology pipeline.

The acquisition includes a rare immunology disease medicine, Ayvakit/Ayvakyt (avapritinib), approved in the US and EU. Ayvakit/Ayvakyt is the only approved medicine for advanced and indolent systemic mastocytosis (ASM & ISM), which is characterized by the accumulation and activation of aberrant mast cells in bone marrow, skin, the gastrointestinal tract, and other organs.

The acquisition also includes elenestinib, a next-generation medicine for SM that is a potent and highly selective KIT D816V inhibitor with limited central nervous system penetration. The oral investigational ISM medication is the subject of HARBOR, a phase 2/3 study (clinical study identifier: NCT04910685). The ongoing, randomized, double-blind, placebo-controlled study is designed to evaluate the efficacy and safety of elenestinib plus symptom-directed therapy in patients with ISM and smoldering SM.

Sanofi also acquired BLU-808, an investigational oral, highly potent and selective wild-type KIT inhibitor. Wild-type KIT plays a central role in mast cell activation, which is implicated in a broad range of inflammatory diseases.

The tender offer for all outstanding shares of Blueprint common stock, par value $0.001 per share expired at 17:00 EDST, on Thursday, July 17, 2025. The minimum tender condition and all of the other conditions to the offer have been satisfied, and on July 17, 2025, Sanofi accepted for payment and will promptly pay for all shares validly tendered and not validly withdrawn.

Following its acceptance of the tendered shares, Sanofi completed its acquisition of Blueprint through the merger of a wholly owned subsidiary of Sanofi with and into Blueprint, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with Blueprint continuing as the surviving corporation, and becoming an indirect, wholly owned subsidiary of Sanofi. Sanofi is financing the transaction with a combination of cash on hand and proceeds from commercial paper issuances and the acquisition will not have a significant impact on Sanofi’s financial guidance for 2025. It is immediately accretive to gross margin and accretive to business operating income and EPS after 2026.

In connection with the merger, all Blueprint shares not validly tendered in the tender offer have been converted into the right to receive $129.00 per share in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, plus one non-transferable contractual contingent right per share, representing the right to receive contingent payments of up to an aggregate amount of $6.00 per share in cash, without interest, upon the achievement of specified milestones on or prior to the expiration of the applicable milestone period.

As of July 18, 2025, Blueprint common stock will cease to be traded on the NASDAQ Global Select Stock Market.

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About Ayvakit

Ayvakit (avapritinib) is the first and only medicine approved by the US Food and Drug Administration (FDA) to treat the root cause of SM. It was FDA approved for the treatment of advanced SM in June 2021 and indolent SM in May 2023. It now is indicated in adults with ISM, adults with advanced SM, including aggressive SM (ASM), SM with an associated hematological neoplasm (SM-AHN) and mast cell leukemia (MCL), and adults with unresectable or metastatic gastrointestinal stromal tumor (GIST) harboring a PDGFRA exon 18 mutation, including PDGFRA D842V mutations. The medicine is approved in the EU as Ayvakyt for the treatment of adults with ISM with moderate to severe symptoms inadequately controlled on symptomatic treatment, adults with ASM, SM-AHN or MCL, after at least one systemic therapy, and adults with unresectable or metastatic GIST harboring the PDGFRA D842V mutation. Globally, the medicine is approved for one or more indications in 16 countries, including China where it is marketed by CStone Pharmaceuticals, paying tiered percentage royalties on sales.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | +1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | +1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi forward-looking statements

Forward-looking statements are statements that are not historical facts. These statements may include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product, and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “will be”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful and other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers, suppliers or patient groups, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related to Sanofi’s business, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if

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approved, will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the US Securities and Exchange Commission (the “SEC”) and the Autorité des marchés financiers made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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